SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Imation Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,091 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,091 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,091 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,965,296 shares of Common Stock
	8	SHARED VOTING POWER 1,164,091 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 12,965,296 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,164,091 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,129,387 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Joseph A. De Perio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,620 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 252,620 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 252,620 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed on December 20, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Imation Corp., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2(a), 3, 4, 5 and 7 of the Schedule 13D as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by:

(i) Clinton Group, Inc., a Delaware corporation ("CGI"), which serves as the investment manager to various funds and accounts, including, without limitation, Clinton Special Opportunities Master Fund Ltd., a Cayman Islands exempted company ("CSO"), and owns all of the outstanding equity in Clinton Union League LLC, a Delaware limited liability company ("CUL"), which serves as the investment manager to various funds and accounts, including, without limitation, Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands limited partnership ("CREL" and together with CGI and any other funds and accounts to which CGI and/or CUL serves as investment manager, the "Clinton Funds"), with respect to the shares of Common Stock held by the Clinton Funds;

(ii) George E. Hall, a United States citizen ("Mr. Hall" and together with CGI, the "Clinton Reporting Persons"), who serves as Chief Executive Officer of CGI and who indirectly owns GEH Capital, Inc., a Delaware corporation ("GEHC" and together with the Clinton Funds, the "Funds") and who serves as President of Madison Avenue Capital Holdings, Inc., which wholly-owns CGI ("MACH"), with respect to the shares of Common Stock held by the Funds and Madison Avenue Capital Holdings, Inc.; and

(iii) Joseph A. De Perio, a United States citizen ("Mr. De Perio" and together with the Clinton Reporting Persons, the "Reporting Persons"), an employee of CGI and Non-Executive Chairman of the Issuer's Board of Director, with respect to the shares of Common Stock held by him.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

As consideration for the capacity and services CGI has agreed to provide under the Capacity and Services Agreement (as defined in Item 4) the Company issued 12,500,000 shares of Common Stock (the "Initial Capacity Shares") to MACH on the Initial Closing Date (as defined in Item 4).

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On February 2, 2017 (the "Initial Closing Date"), CGI and the Company consummated the transactions contemplated by the Subscription Agreement. Accordingly, pursuant to the terms of the Subscription Agreement, on the Initial Closing Date, CGI entered into a Capacity and Services Agreement (the "Capacity and Services Agreement") with the Issuer and GlassBridge Asset Management, LLC (replacing North Stars Technologies LLC), the Company's investment adviser subsidiary.

On the Initial Closing Date, MACH entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement") relating to the registration of the resale of the Capacity Shares.

On the Initial Closing Date, MACH also entered into a letter agreement with the Company (the "Letter Agreement") pursuant to which MACH has agreed to a three-year lock-up with respect to any Capacity Shares issued to it.

The descriptions of the Subscription Agreement, the Capacity and Services Agreement and the Registration Rights Agreement are incorporated by reference to the descriptions thereof set forth in the Form 8-K and the description of the Letter Agreement is incorporated by reference to the description thereof set forth in the Issuer's Current Report on Form 8-K filed with the SEC on February 3, 2017 (the "February 2017 Form 8-K"), and are further qualified in their entirety by reference to the actual agreements. A copy of the Subscription Agreement was filed as Exhibit 10.2 to the Form 8-K and a copy of Amendment No. 1 to the Subscription Agreement, dated as of January 9, 2017, was filed as Annex A to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on January 10, 2017. Copies of the Capacity and Services Agreement and the Registration Rights Agreement are filed as Exhibits 10.1 and 10.2 to the February 2017 Form 8-K, respectively. A copy of the Letter Agreement was filed as Exhibit 10.3 to the February 2017 Form 8-K.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) While the Reporting Persons disclaim membership in a "group," within the meaning of Section 13(d) of the Exchange Act, the Clinton Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d) of the Exchange Act, with Mr. De Perio. The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 14,382,007 shares of Common Stock, constituting approximately 38.6% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 37,238,731 shares of Common Stock outstanding as of January 6, 2017, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 10, 2017.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 7 of 8 Pages

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c) Other than the receipt of the Capacity Shares described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of the Original Schedule 13D.

(d) No person (other than the Reporting Persons, the Funds, CUL and MACH) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Description

1.	Subscription Agreement (incorporated by reference to Exhibit No. 10.2 to the Form 8-K).
2.	Amendment No. 1 to the Subscription Agreement, dated as of January 9, 2017 (incorporated by reference to as Annex A to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on January 10, 2017).
3.	Capacity and Services Agreement (incorporated by reference to Exhibit No. 10.1 to the February 2017 Form 8-K).
4.	Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the February 2017 Form 8-K).
5.	Joint Filing Agreement, dated December 20, 2016 (incorporated by reference to Exhibit No. 4 to the Original Schedule 13D).
6.	Letter Agreement (incorporated by reference to Exhibit No. 10.3 to the February 2017 Form 8-K).

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

/s/ Joseph A. De Perio
Joseph A. De Perio